Exhibit 4.13

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed

CONSULTING AGREEMENT

This consulting agreement (the “Agreement”) is effective as of November 8, 2025 (the “Effective Date”) by and between Fort Technology, Inc. (the “Company”), a corporation existing under the laws of British Columbia and Hike Capital Inc. (the “Consultant”), a corporation existing under the laws of British Columbia.

WHEREAS:

(a)	The Consultant is validly incorporated and authorized to carry out the Services (as hereinafter defined) as contemplated in this Agreement.

(b)	The Company desires to retain the Consultant as an independent contractor to provide the Services on a non-exclusive basis on the terms and conditions contained herein.

(c)	The Consultant has agreed to use its commercially reasonable efforts to provide the Services on a non-exclusive basis on the terms and conditions contained herein.

THE PARTIES AGREE AS FOLLOWS:

Section 1 Definitions.

In this Agreement the following terms have the following meanings:

“Affiliate” means with respect to any person or entity, any other person or entity controlling, controlled by or under common control with such person or entity. For the purposes of this definition, the term “control” means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a person or entity.

“Agreement” has the meaning ascribed thereto on the face page of this Agreement.

“Applicable Laws” includes all applicable rules, regulations and laws applicable to the provision of the Services, the Company and/or the Consultant, including, but not limited to, the Applicable Securities Legislation and the policies of the TSXV.

“Applicable Securities Legislation” means the securities acts in the jurisdictions in which the Company is a “reporting issuer”, together with all the regulations and rules made and promulgated thereunder and all administrative policy statements, instruments, blanket orders and rulings, notices and administrative directions issued by the Commissions.

“Associate”, in respect of a relationship with a person, means:

(a)	an Entity of which that person or their Relative beneficially owns or controls, directly or indirectly, shares or securities convertible into shares or an exercisable option or right to purchase such shares or such convertible securities;

(b)	a partner of that person acting on behalf of the partnership of which they are partners;

(c)	a trust or estate or succession in which that person or their Relative has a substantial beneficial interest or in respect of which that person or their Relative serves as a trustee or liquidator of the succession or in a similar capacity;

(d)	a Relative of that person or;

(e)	a Relative of the individual referred to in (d).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Vancouver, British Columbia.

“Common Shares” means common shares in the capital of the Company, which are listed and posted for trading through the facilities of the TSXV.

“Company” has the meaning ascribed thereto on the face page of this Agreement.

“Confidential Information” has the meaning ascribed thereto in Section 8(1) of this Agreement.

“Consultant” has the meaning ascribed thereto on the face page of this Agreement.

“Consulting Fees” has the meaning ascribed thereto in Section 3(1) of this Agreement.

“Effective Date” has the meaning ascribed thereto on the face page of this Agreement.

“Entity” includes a body corporate or unincorporate, a partnership, joint venture or a trust.

“Expenses” has the meaning ascribed thereto in Section 4(1) of this Agreement.

“Indemnified Parties” has the meaning ascribed thereto in Section 7(1) of this Agreement.

“Intermediary” means a third party that:

(a)	is not an Affiliate or Associate of the Consultant; and

(b)	is permitted under Applicable Law to receive a commission in respect of a private placement of securities.

“Relative”, in respect of a person, means a spouse, sibling, parent or child of that person.

“RSU” means Restricted Stock Units

“Securities” has the meaning ascribed thereto in Section 5(1)(e) of this Agreement.

“Services” means the services described in Schedule 1 hereto.

“Term” has the meaning ascribed thereto in Section 11(1) of this Agreement.

“Third Party” means a party not related to the Consultant.

“TSXV” means the TSX Venture Exchange.

Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the TSX Venture Exchange Corporate Finance Manual.

Section 2 Consultant’s Services.

(1)	The Consultant will not delegate the provision of the Services to a Third Party without the prior written consent of the Company. The scope, frequency and manner of delivery of the Services are subject to periodic review by the parties hereto, and additions or deletions of Services may be made by the Company.

(2)	The Consulting Fee payable to the Consultant hereunder will be paid solely as consideration for providing the Services. Without limiting the generality of the foregoing, the Consultant shall not commit or be entitled to commit the Company to any obligation whatsoever.

(3)	The Consultant will use best efforts to make himself available and accessible to the Company in order to ensure the performance of the services.

(4)	Nothing herein will be construed to create an employer-employee relationship between the Company and the Consultant. The Consultant is an independent contractor and not an employee of the Company or any of its subsidiaries or affiliates. The consideration set forth in Section 3 will be the sole consideration due to the Consultant for the Services.

(5)	Upon request The Consultant shall provide the Company with activity and planning reports in respect to the Services in such form and content as the Company may reasonably require. The above-mentioned shall be given to the attention of Gabriel Kabazo, or an approved delegate thereof. On reasonable notice, the Company may inspect the Consultant’s work in progress, or records of services, and receive copies of each.

(6)	In rendering the Services under this Agreement, the Consultant shall conform to the highest professional standards of work and business ethics. In performing its obligations under this Agreement, the Consultant shall comply with all laws applicable to the Consultant, including without limitation the Personal Information Protection and Electronic Documents Act (Canada).

(7)	The Consultant shall not use the service of any other person in the performance of the Services without the prior written consent of the Corporation.

(8)	Any additional services provided by the Consultant will be considered outside of this Agreement and will be compensated at the discretion of the Company at commercially reasonable rates.

Section 3 Consulting Fee.

(1)	Consulting Fee. In consideration of the Consultant providing the Consulting Services, the Company will pay the Consultant CAD 5,000 per month (the “Consulting Fee”).

(2)	The consulting fees shall be paid to the consultant after the Company’s listing on Nasdaq.

(3)	Invoices. The Consultant will keep detailed records of the Consulting Services provided by the Consultant and will deliver to the Company monthly invoices of the Consulting Services.

(4)	Payment. The Consulting Fee and all other invoices delivered to the Company by the Consultant will be payable by the Company to the Consultant within 15 days of the Company receiving such invoice.

(5)	85,714 RSUs with the following vesting schedule: 42,858 RSUs vest 12 months after the grant date, 10,714 RSUs vest 15 months after the grant date, 10,714 RSUs vest 18 months after the grant date, 10,714 RSUs vest 21 months after the grant date and the last 10,714 RSUs vest 24 months after the grant date.

Section 4 Expenses.

(1)	The Company shall reimburse the Consultant for all pre approved reasonable and necessary expenses incurred or paid by the Consultant in connection with, or related to, the performance of his services under this Agreement. The Consultant shall submit to the Company itemized monthly statements, in a form satisfactory to the Company, of such expenses incurred in the previous month. The Company shall pay to the Consultant amounts shown on each such statement within 30 days after receipt thereof, and as long as they are pre approved by the company. (the “Expenses”).

Section 5 Representations, Warranties and Covenants of the Consultant.

(1)	The Consultant hereby agrees, represents, warrants and covenants that:

(a)	the Consultant is a corporation duly incorporated under the laws of Israel;

(b)	the Consultant has the power, capacity and authority to enter into and perform its obligations under this Agreement;

(c)	this Agreement has been duly authorized, executed and delivered by or on behalf of the Consultant and constitutes a legal, valid and binding obligation of the Consultant enforceable against the Consultant in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity and contribution may be limited by Applicable Laws;

(d)	the Consultant is licensed and has all applicable registrations as required by Applicable Laws;

(e)	the Consultant is acquiring securities of the Company in satisfaction of the Consulting Fees (the “Securities”) as principal for its own account, not for the benefit of any other person, for investment purposes only;

(f)	the Consultant will not directly or indirectly, without the prior written consent of the Company make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in this Section 5(1)(f) is to be settled by delivery of Securities, cash or otherwise, for the duration of the term of this Agreement;

(g)	the Consultant shall promptly provide the Company with any information within its power or control that it is advised by counsel is required to complete forms, filings, or submissions as required under Applicable Laws;

(h)	the Consultant will use commercially reasonable efforts to ensure that the Services provided under this Agreement will not be considered Investor Relations Activities, as such term is defined under the TSX Venture Exchange Corporate Finance Manual; and

(i)	in carrying out the Services the Consultant will:

(i)	at all times comply with Applicable Laws;

(ii)	act in good faith to the Company;

(iii)	conduct itself in a professional manner;

(iv)	not act fraudulently or dishonestly; and

(v)	not make any representations or disseminate any material about the Company that has not first been approved by the Company in writing.

Section 6 Representations, Warranties and Covenants of the Company

(1)	The Company hereby agrees, represents, warrants and covenants that:

(a)	the Company is in good standing and a validly existing corporation under the laws of the Province of British Columbia;

(b)	the Company has the power, capacity and authority to enter into and perform its obligations under this Agreement;

(c)	this Agreement has been duly authorized, executed and delivered by or on behalf of the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws; and

(d)	all necessary corporate action has been taken by the Company to authorize the performance of its obligations hereunder including, without limitation, the issuance of the Securities in satisfaction of the Consulting Fees as described in Schedule 2 hereto.

Section 7 Indemnity.

(1)	The Consultant agrees to indemnify, hold harmless and defend the Company, its subsidiaries, its affiliates and each and every one of their respective directors, officers, employees, shareholders, partners and duly authorized agents (the “Indemnified Parties”) from and against all claims, demands, losses, costs, expenses, fines, obligations, liabilities, damages, recoveries, and deficiencies of every nature and kind, including interest, penalties, reasonable lawyers’ fees and reasonable costs, that the Indemnified Parties may incur or suffer arising out of this Agreement, by reason of:

(a)	any negligent, act, omission, or willful misconduct in the performance of the Services by the Consultant, or those for whom the Consultant is responsible at law;

(b)	any breach or failure to perform any of the representations, warranties or obligations of the Consultant contained in this Agreement;

(c)	any breach or failure of the Consultant, or those for whom the Consultant is responsible at law, to comply with any applicable law;

(d)	any claim made by the Consultant or any other person, entity, government authority, agency or otherwise, in any way, based on any alleged employment relationship between the Consultant and the Company; and

(i)	any claim made by any person alleging a violation of any third party’s copyright, trademark rights, patent rights, or other intellectual property rights in respect of or otherwise related to: (i) the performance of the Services by the Consultant, or those for whom the Consultant is responsible at law; (ii) any Work Product (as defined in Schedule 4), produced by the Consultant, or those for whom the Consultant is responsible at law; or (iii) any of the Consultant’s Related Rights (as defined below), or the use by the Company thereof.

(2)	The Consultant hereby constitutes the Company as trustee for each of the other Indemnified Parties of the Consultant’s covenants under this indemnity with respect to those persons and the Company agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

Section 8 Confidentiality.

(1)	The Consultant hereby agrees to the terms and conditions governing confidentiality, as further set out in Schedule 3 attached hereto.

(2)	Without in any way limiting the foregoing, the terms of the Agreement, including all Schedules hereto, are strictly confidential and shall not be disclosed by the Consultant without the prior written consent of the Company, which consent may be unreasonably withheld.

Section 9 Work Product.

(1)	The Consultant hereby agrees to the terms and conditions governing ownership of the Work Product, as further set out in Schedule 4 attached hereto.

Section 10 License to Use Related Rights.

(1)	To the extent that the Consultant has property rights which are incorporated in or necessary to the use of the Work Product (collectively, the “Consultant’s Related Rights”), the Consultant hereby grants to the Company a royalty-free, irrevocable, worldwide, nonexclusive license to use and exploit for its purposes the Consultant’s Related Rights.

Section 11 Term.

(1)	Unless otherwise terminated earlier in accordance with Section 12 of this Agreement, the term of this Agreement (the “Term”) shall be for a period of 24 months from the date of this Agreement. The Term may be extended at the discretion of the Company.

Section 12 Termination.

(1)	Each of the Company, or the Consultant may terminate this Agreement at any time for any reason by providing the other party with thirty (30) days prior written notice.

(2)	Subject to and upon termination of this Agreement, however caused, and regardless of any dispute which may exist between any of the Company, or the Consultant, the Consultant shall forthwith surrender to a representative of the Company all deliverables, work-in-progress, and other property of the Company, including its respective affiliates and subsidiaries) that may be in the possession or control of the Consultant at the time notice of termination is delivered, including any Confidential Information.

(3)	Subject to and upon termination of this Agreement, however caused, the Company shall be responsible for paying only the Consulting Fees associated with Services provided by the Consultant under this Agreement up until the time of such termination (being thirty (30) days following written notice of termination). In no event whatsoever shall the Consultant have any further claim or cause of action against the Company, for any cause, matter or thing relating to an alleged employment relationship between the Consultant and the Company, including any claim for reasonable notice of termination, pay in lieu of notice, termination, severance or vacation pay, expenses, bonus or incentive plan payments, overtime pay, or pension entitlements whether arising pursuant to statute, contract, common law or otherwise.

(4)	The Consultant hereby releases and forever discharges the Company, including their respective successors and assigns, together with the parent, subsidiary, affiliated, or associated companies, or other past, present and future entities, directors, officers, employees, servants and agents, jointly and severally, from any and all actions, causes of action, claims, complaints, applications and demands whatsoever, other than any Consulting Fees owing to the Consultant under Section 3 of this Agreement, up to and including the date of termination of this Agreement.

(5)	Notwithstanding any termination or expiration of this Agreement, Sections 4, 7, 8 (including Schedule 3 referenced therein), 9 (including Schedule 4 referenced therein), 10, 12, 13, 14 and 15 shall survive any termination or expiration of this Agreement.

Section 13 Taxes, Benefits and Workplace Health and Safety.

(1)	The Consultant represents, warrants and covenants that the Consultant is acting and will act only as independent contractor and not employee, and acknowledges that in so acting, Consultant will not be entitled to any employee-like benefits, or any direct or indirect compensation other than that expressly set out in this Agreement. Without limiting the generality of the foregoing, the Consultant acknowledges and agrees that the Company is not responsible in any way for:

(a)	payment of any taxes, levies, superannuation or workers compensation contributions;

(b)	the deduction of any income tax; or

(c)	the provision of annual leave, personal leave or any other type of leave consequent upon a relationship of employment,

in relation to or arising out of the provision of the Services and payment of the Consulting Fees.

(2)	The Consultant will, as an independent contractor, collect and/or remit as required, all amounts, and will register with any workers’ compensation entities or other governmental bodies, and deal with all tax and other requirements, and satisfy all applicable compliance requirements, as required or permitted under law by all municipal, provincial or federal governments. The Consultant agrees that the Company will not be responsible for registering under any workers’ compensation legislation or for withholding or remitting any amounts for income taxes, pension plan (or similar pension/superannuation in the jurisdiction where the Consultant is incorporated), employment insurance, or other deductions that would be required in an employment relationship. The Consultant will promptly indemnify the Company for any liabilities that the Company incurs as a result of not making such registrations or remittances or other relevant compliance. For clarity, the Consultant is responsible for taking out the necessary insurances regarding workers compensation. Furthermore, the Consultant must comply with all work health and safety legislative requirements. The Consultant acknowledges that it has control over all aspects of its activities, including work health and safety issues, relating to the performance of the Services, wherever those Services are performed.

Section 14 Limitation of Liability.

(1)	No party shall be liable to the other hereunder for any indirect, consequential or special damages whatsoever, provided however that this limitation shall not apply to any claims relating to a breach of the confidentiality provisions of this Agreement, any claims for infringement of intellectual property rights, any obligations of indemnity, or any obligation with respect to compliance with privacy legislation.

Section 15 Miscellaneous.

(1)	No Conflict: The Consultant represents and warrants to the Company that the Consultant is authorized to enter into this Agreement, and the Consultant’s performance of the Services shall not conflict with any other contract or obligation to which the Consultant is bound, and that during the Term of the Agreement, the Consultant shall not engage in any employment or consulting services or enter into any contract in conflict with this Agreement, without the prior written consent of each of the Company.

(2)	Currency. All references to cash or currency herein shall be to the lawful money of Canada.

(3)	Time of Essence. Time shall be of essence hereof.

(4)	Insurance. The Consultant shall carry such adequate liability and other insurance as is required or common practice in the Consultant’s trade or business. The Consultant agrees and understands that it is the sole responsibility of the Consultant to maintain its own appropriate insurance coverage in respect of the provision of the Services and waive their right to an insurance claim against the Company.

(5)	Notice. Any communications sent by the Company to the Consultant at: [***], or by the Consultant to the Company at [***], or any other email address that may be customarily used by the parties with respect to the Services from time to time, shall constitute valid written notice under the terms of this Agreement.

(6)	Entire Agreement and Amendments. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and replaces and supersedes all other agreements or understandings, whether written or oral. No amendment or extension of the Agreement will be binding unless in writing and signed by both parties.

(7)	Binding Effect, Assignment. This Agreement will be binding upon and will enure to the benefit of the Consultant and the Company and to the Company’s successors and assigns. Nothing in this Agreement will be construed to permit the assignment by the Consultant of any of his rights or obligations hereunder, and such assignment is expressly prohibited without the prior written consent of the Company.

(8)	Governing Law, Severability. This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereby consent to and attorn to the non-exclusive jurisdiction of the courts located in the province of British Columbia. The invalidity or unenforceability of any provision of the Agreement will not affect the validity or enforceability of any other provision.

(9)	Compliance. The exercise of or compliance with any discretion, right or obligation pursuant to this Agreement is subject to compliance with all Applicable Laws, including the rules and policies of any stock exchange on which securities of the Company may be listed and the rules of any securities regulator under which the Company and the Consultant are regulated. Notwithstanding anything in this Agreement, the Company shall not be obligated to undertake any such action which may be illegal or not otherwise permitted pursuant to the rules and regulations of the stock exchange on which the securities of the Company may be listed.

(10)	Counterparts. This Agreement may be executed in counterparts, each of which will constitute an original and all of which taken together will constitute one and the same instrument, and delivery of the counterparts may be effected by electronic means. The reproduction of signatures by electronic means will be treated as binding as if originals.

(11)	Additional Services. If the Consultant is requested to provide any other services in addition to those described in Section 2 (including Schedule 1 referenced therein) above, the terms and conditions relating to such additional services will be outlined in a separate letter agreement and the fees for such services will be in addition to the fees payable hereunder, will be negotiated separately in good faith and will be consistent with fees paid to other industry participants for substantially similar services.

(12)	Third Party Beneficiaries. The Services to be performed by the Consultant pursuant to this Agreement are solely for the benefit of the Company. Except for those indemnified parties expressly entitled to indemnification pursuant to Section 7(1), there are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer any rights or remedies on any person other than the parties hereto and the indemnified parties expressly entitled to indemnification pursuant to Section 7(1) and each of their respective successors, heirs and assigns. This Agreement shall be binding upon the respective successors, heirs and permitted assigns of the parties hereto.

(13)	Further Assurances. Each of the parties hereto will execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require in order to carry out the full intent and meaning of this Agreement.

(14)	Independent Legal Advice. Each of the parties hereto acknowledges that (i) it has been advised to obtain independent legal advice with respect to this Agreement, (ii) it has obtained independent legal advice or has expressly determined not to seek such advice, and (iii) it is entering into this Agreement of its own free will with full knowledge of the contents of this Agreement and its rights and obligations under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

FORT TECHNOLOGY INC.

By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

HIKE CAPITAL INC

By:	/s/ Itamar David
Itamar David

Signature Page to Consulting Agreement

Schedule 1
Services

The Consultant shall perform such financial advisory and consulting services as are customary and appropriate in engagements of this nature and as reasonably requested by the Company including the following:

1.	work with management of the Company to develop optimum financing alternatives;

2.	provide leadership in financing strategy;

3.	develop M&A strategy and work with management to determine best allocation of capital resources;

4.	provide M&A and capital markets advisory services;

5.	provide board composition advisory assistance;

6.	work with management to prepare materials and a financial model;

7.	provide advice to the Company regarding the best positioning of the business to strategic partners, investors and/or investment banks;

8.	assist the Company in preparing a due diligence package for strategic partners, investors and/or underwriters;

9.	work with Company to manage a competitive process for selecting and engaging strategic partners and /or underwriting syndicates;

10.	assist the Company in negotiating terms of agreement with strategic partners, investors and/or underwriters;

11.	attend investor meetings and/or meetings with strategic partners where appropriate;

12.	provide feedback on potential investors;

13.	provide other services that would be associated with this type of advisory service; and

14.	such other services as the Company may reasonably request.

Confidentiality

1.	The Consultant recognizes that its position with the Company, and its respective affiliates, subsidiaries, and related entities, (collectively, the “Corporate Group”) requires considerable responsibility and trust and reliance on its’/his’ loyalty. Each Corporate Group entity may entrust the Consultant with highly sensitive confidential, restricted and proprietary information involving Confidential Information (defined below). The Consultant hereby acknowledges that the Corporate Group is entitled to protect and preserve the going concern value of the businesses of the Corporate Group to the extent permitted by law. The Consultant also acknowledges that all Confidential Information is the property of the applicable Corporate Group entity.

2.	Except: (i) to the extent the Consultant is compelled to disclose such Confidential Information pursuant to applicable laws; or (ii) as required to perform the Services hereunder, the Consultant shall not, directly or indirectly, in any manner whatsoever, during the Term, and at any time after the termination of the Agreement, use, disclose or discuss with any individual, firm corporation or any other entity whatsoever, any Confidential Information concerning the undertakings, operations, strategies or activities of the Corporate Group, that is disclosed to the Consultant in the course of providing the Services. This includes, but is not limited to, information regarding intellectual property, financial information and business strategies.

3.	Upon the request of the Company, and, in any event, upon the termination of the Consultant’s engagement with the Company, the Consultant shall surrender to the Company all information, materials, memoranda, notes, records, manuals or other documents pertaining the Company’s business or the Consultant’s engagement (including all copies, extracts and summaries thereof). The Consultant shall also leave the Company with all materials involving or containing any Confidential Information. All such information and materials, whether or not made or developed by the Consultant, shall be the sole and exclusive property of the Company, and the Consultant hereby assigns to the Company all of the Consultant’s right, title and interest in and to any and all such information and materials. The Consultant covenants and agrees to destroy any such information and materials (including the Confidential Information) in its possession, custody or control within a reasonable period of time following the termination of the Consultant’s engagement with the Company.

4.	The term “Confidential Information” means all information related to the Corporate Group’s services, products, technical, formulae, know-how, schematics, processes, procedures, inventions, computer programs, systems, software, trade-secrets, ideas, designs, reports, flow-charts, research, development, purchasing, accounting, engineering, marketing, merchandising, customer information, suppliers, training and operational material, personnel records, pricing, financial information, policies and procedures, whether communicated orally or in documentary or other tangible form. Notwithstanding the foregoing, “Confidential Information” does not include any information that: (i) is part of the public domain on or prior to the disclosure to the Consultant; (ii) becomes a part of the public domain after the disclosure to the Consultant without any breach by the Consultant of his obligations hereunder; or was disclosed to the Consultant other than under an obligation of confidentiality, by a person that has the right to make such disclosure that is not a party to this Agreement.

5.	The Consultant acknowledges that all restrictions contained in this Schedule “C” are reasonable and valid. All defenses to the strict enforcement of all or any portion thereof are hereby waived by the Consultant. In the event that any covenant or portion of any such covenant shall be unenforceable or declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of the covenant and such unenforceability or invalidity of the remaining portions of the covenant and such unenforceable or invalid portion shall be severed from the remainder of this Agreement. The Consultant covenants and agrees to enter into a replacement agreement with the Company in the event any covenant or portion of any such covenant shall be unenforceable or declared invalid for any reason whatsoever.

Schedule 3
Work Product

1.	“Intellectual Property Rights” means all right, title and interest whatsoever (including, without limitation, copyright, trade-mark, patent and trade secret interests) in and to any and all inventions (patentable and/or non-patentable), works of authorship, technology, trade-marks, trade secrets, know-how, algorithms, processes, information, computer software, source code, data, creative elements, memorandums, designs, outlines and plans, notes, reports, sketches, summaries, Work Product (as defined below) and any and all other work of the Consultant relating to: (i) the Services, (ii) any work previously, or to be performed for the Company (including its affiliates and subsidiaries), (iii) the organization and implementation of live events, and (iv) the design and development of social media websites, mobile applications and/or other platforms, whether complete or in progress, and that is made, conceived, reduced to practice or developed by the Consultant, alone or in concert with others.

2.	“Work Product” means any and all notes, prototypes, confidential information, ideas, concepts, marketing plans, designs, techniques documentation, records, media, computer programs (and all related documentation and materials), inventions (whether or not patentable), improvements on inventions, processes or know-how generally and all other intellectual property, authored, created, conceptualized or made by or for the Consultant, in whole or in part, during the course of performance of the Services for either of the Company, including the Company’s affiliates, subsidiaries, and related entities, (collectively, the “Corporate Group”). For the avoidance of any doubt, Work Product includes all material or information conceived, developed or contributed to by the Consultant outside work hours on the Corporate Group’s premises or through the use of the Corporate Group’s property or resources. The Consultant shall keep full and accurate records accessible at all times to the Corporate Group relating to all Work Product and shall promptly disclose and deliver to the Company all Work Product upon request.

3.	In consideration of the retention of the Consultant by the Company, the Consultant:

(ii)	hereby sells, assigns, grants and transfers to the Company, its successors, assigns, licensees and legal representatives, all of the Consultant’s world-wide rights, title and interest in perpetuity, including all Intellectual Property Rights, in and to the Work Product and agrees to sell, assign, grant and transfer to the Company, its successors, assigns, licensees and legal representatives all such rights in and to any future Work Product created or authored by the Consultant, for or on behalf of the Corporate Group. The Work Product will be deemed confidential information;

(iii)	further agrees to assist the Company in documenting, obtaining, evidencing, registering and enforcing its rights hereunder. Without limiting the generality of the foregoing, the Consultant agrees to execute any and all documents, assignments and or waivers that the Company may reasonably require or request from time to time, including without limitation, all documents, assignments or waivers required to effect proper protection of the Work Product currently existing or to be developed in the future in the name of the Company, or its designees;

(iv)	represents and warrants to the Corporate Group that the Work Product is original and that the Consultant owns and has the right to assign to the Company the Intellectual Property Rights in the Work Product, that no rights in or to the Work Product have been assigned or licensed to any third party and that the assignment granted herein does not infringe or violate any third parties’ rights;

(v)	covenants and agrees it/he shall not transfer or grant any rights or licenses to the whole or any part of the Work Product or enter into any contract or understanding that would conflict with its/his obligations or the Corporate Group’s rights under the Agreement; and

(vi)	for itself, its assigns, legal representatives and those for whom the Consultant is responsible at law, hereby irrevocably waives in favour of the Company, its successors, assigns, licensees and legal representatives, all of the Consultant’s moral rights in the Work Product in each jurisdiction in the world including, without limitation, the moral rights prescribed by the Copyright Act (Canada) as amended from time to time (or any successor legislation of similar force and effect) or similar legislation in applicable jurisdictions or at common law, to the full extent that those rights may be in each jurisdiction.